UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2020

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-               .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: October 30, 2020	By:	/s/ Wai Hang Wan
Name: Wai Hang Wan
Title: Chief Financial Officer

THIRD QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Announces Third Quarter 2020 Results

SHENZHEN, PRC – October 30, 2020 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited financial results for the quarter ended September 30, 2020.

KEY HIGHLIGHTS

In the quarter ended September 30, 2020:

•	Revenue was $1.1 million in the third quarter of 2020, growing 35.4% year-on-year.
•	Consolidated net loss was $4.9 million in the third quarter of 2020, decreasing 23.4% year-on-year.
•	Real estate property under development was $385.2 million as of September 30, 2020, increasing 72.0% year-on-year.
•	Assets held for lease increased by $30.4 million in the third quarter of 2020, mainly due to the transfer of Towers 1, 6 and 7 of Nam Tai Inno Park from real estate properties under development.

The following tables set forth key highlights of the financial information for the periods indicated:

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Three months ended September 30,			Nine months ended September 30,
	2020	2019	YoY(%)	2020	2019	YoY(%)
Revenue	$1,067	$788	35.4%	$2,609	$2,126	22.7%
Gross profit	$241	$464	(48.1)%	$483	$1,242	(61.1)%
Net loss from operations	$(5,775)	$(6,015)	(4.0)%	$(13,986)	$(12,639)	(10.7)%
% of revenue	(541.2)%	(763.3)%		(536.1)%	(594.5)%
per share (diluted)	$(0.15)	$(0.16)	(6.3)%	$(0.36)	$(0.33)	9.1%
Consolidated net loss	$(4,850)	$(6,330)	(23.4)%	$(11,810)	$(11,473)	2.9%
% of revenue	(454.5)%	(803.3)%		(452.7)%	(539.7)%
Basic loss per share	$(0.12)	$(0.17)	(29.4)%	$(0.30)	$(0.30)	—
Diluted loss per share	$(0.12)	$(0.17)	(29.4)%	$(0.30)	$(0.30)	—
Weighted average number of shares (’000)
Basic	39,072	38,342		38,950	38,246
Diluted	39,072	38,342		38,950	38,246

	Financial Position
	As of September 30,	As of December 31,	As of September 30,
	2020	2019	2019
Cash and cash equivalents(a)	$72,075	$130,218	$66,924
Restricted cash	$1,975	$—	$—
Short-term investments(b)	$—	$2,166	$—
Prepaid expenses and other receivables	$6,600	$9,338	$6,706
Real estate properties under development, net	$385,227	$251,685	$223,985
Property, plant and equipment, net	$25,779	$25,950	$26,829
Assets held for lease, net	$30,375	$—	$—
Right of use assets	$9,580	$4,078	$—
Deferred income tax assets	$3,292	$2,011	$—
Total assets	$536,561	$430,410	$327,467
Accounts payable	$52,573	$36,676	$46,255
Advance from customers	$122,012	$67,642	$55,548
Lease liabilities	$9,922	$4,171	$—
Short-term bank loans	$1,401	$1,410	$—
Long-term bank loans	$133,204	$95,942	$7,072
Total shareholders’ equity	$211,761	$214,738	$214,017
Total number of common shares issued	39,198	38,632	38,442

Notes:

(a)	Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.
(b)

Short-term investments include all highly liquid investments with original maturities of greater than three months and less than 12 months and investments that are expected to be realized in cash during the next 12 months.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2020

Key Highlights of Financial Position

	As of September 30,	As of December 31,	As of September 30,
	2020	2019	2019
Ratio of cash(a) to current liabilities	0.38	1.16	0.63
Current ratio(b)	1.01	1.25	0.70
Debt ratio(c)	60.5%	50.1%	34.6%
Return on equity	(7.4)%	(3.0)%	(6.9)%
Ratio of total liabilities to total equity	1.53	1.00	0.53

Notes:

(a)	Cash in this financial ratio includes cash, cash equivalents and short-term investments.
(b)	Current ratio equals current assets, including prepaid expenses and other receivables, divided by current liabilities for the period.
(c)	Debt ratio equals total liabilities divided by total assets for the period.

FINANCIAL RESULTS

Revenue

Revenue for the third quarter of 2020 was $1.1 million compared to $0.8 million in the third quarter of 2019. Revenue for the third quarter of 2020 mainly consisted of rental income of $0.6 million from existing factory buildings located on the sites of Inno Valley and Wuxi, $0.2 million from Nam Tai•U-Creative Space (Lujiazui) and Nam Tai • Tang Xi Technology Park, and $0.1 million from Nam Tai Inno Park. Revenue for the third quarter of 2019 mainly consisted of rental income of $0.7 million from the existing factory buildings located on the sites of Inno Valley and Wuxi.

Revenue for the nine months of 2020 was $2.6 million compared to $2.1 million in the nine months of 2019. Revenue for the nine months of 2020 mainly consisted of rental income of $1.8 million from the existing factory buildings located on the sites of Inno Valley and Wuxi, $0.3 million from Nam Tai•U-Creative Space (Lujiazui) and Nam Tai • Tang Xi Technology Park, and $0.1 million from Nam Tai Inno Park. Revenue for the nine months of 2019 mainly consisted of rental income of $1.8 million from the existing factory buildings located on the sites of Inno Valley and Wuxi.

Gross Profit

Gross profit for the third quarter of 2020 was $0.2 million compared to $0.5 million in the third quarter of 2019. Gross profit for the third quarter of 2020 mainly consisted of revenue of $1.1 million, offset by cost of $0.8 million for the period. Gross profit for the third quarter of 2019 mainly consisted of revenue of $0.8 million, offset by cost of $0.3 million for the period. The decline in gross profit for the third quarter of 2020, year-on-year, was mainly due to the rental expenses of $0.3 million paid for Nam Tai•U-Creative Space (Lujiazui), which were not incurred in the third quarter of 2019.

Gross profit for the nine months of 2020 was $0.5 million compared to $1.2 million in the nine months of 2019. Gross profit for the nine months of 2020 mainly consisted of revenue of $2.6 million, offset by cost of $2.1 million for the period. Gross profit for the nine months of 2019 mainly consisted of revenue of $2.1 million, offset by cost of $0.9 million for the period.

Net Loss from Operations

Net loss from operations for the third quarter of 2020 was $5.8 million compared to net loss from operations of $6.0 million in the third quarter of 2019. Net loss from operations for the third quarter of 2020 mainly consisted of general and administrative expenses of $3.8 million and selling and marketing expenses of $2.2 million, which were offset in part by our gross profit of $0.2 million for the period. Net loss from operations for the third quarter of 2019 mainly consisted of general and administrative expenses of $2.7 million and selling and marketing expenses of $3.8 million, which were offset in part by our gross profit of $0.5 million for the period. Compared with the third quarter of 2019, the increase of $1.1 million in general and administrative expenses for the third quarter of 2020 was mainly due to the increase of $1.3 million in agent and professional fees. The decrease in selling and marketing expense of $1.6 million for the third quarter of 2020 was mainly due to the marketing and commission fees of $1.2million incurred by Nam Tai Inno Park, which were $2.8million for the third quarter of 2019.

Net loss from operations for the nine months of 2020 was $14.0 million compared to net loss from operations of $12.6 million in the nine months of 2019. Net loss from operations for the nine months of 2020 mainly consisted of general and administrative expenses of $9.4 million and selling and marketing expenses of $5.1 million, which were offset in part by our gross profit of $0.5 million for the period. Net loss from operations for the nine months of 2019 mainly consisted of general and administrative expenses of $8.5 million and selling and marketing expenses of $5.4 million, which were offset in part by our gross profit of $1.2 million for the period. Compared with the nine months of 2019, the increase of $0.9 million in general and administrative expenses for the nine months of 2020 was mainly due to the increase of $1.3 million in agent and professional fees. The decrease in selling and marketing expenses of $0.3 million for the nine months of 2020 was mainly due to the decrease in the marketing and commission fees of Nam Tai Inno Park.

Consolidated Net Loss

Consolidated net loss for the third quarter of 2020 was $4.9 million compared to net loss of $6.3 million for the third quarter of 2019. Consolidated net loss for the third quarter of 2020 mainly consisted of net loss from operations of $5.8 million, which was offset in part by interest income of $0.3 million from time deposits, deferred income tax credit of $0.6 million and other net income of $0.04 million. Consolidated net loss for the third quarter of 2019 mainly consisted of net loss from operations of $6.0 million and other net expenses of $0.8 million, which were offset in part by interest income of $0.5 million.

Consolidated net loss for the nine months of 2020 was $11.8 million compared to net loss of $11.5 million in the nine months of 2019. Consolidated net loss for the nine months of 2020 mainly consisted of net loss from operations of $14.0 million, which was offset in part by interest income of $1.1 million from time deposits, deferred income tax credit of $1.1 million and other net expenses of $0.02 million. Consolidated net loss for the nine months of 2019 mainly consisted of net loss from operations of $12.6 million and other net expenses of $0.8 million, offset in part by interest income of $2.0 million.

Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents and short-term investments decreased by $60.3 million from $132.4 million as of December 31, 2019 to $72.1 million as of September 30, 2020. The decrease was mainly due to the payment of $148.7 million for real estate properties under development, the repayment of $38.5 million for bank loans, and the purchase of property, plant and equipment of $0.7 million, which was offset by proceeds from shares issued for option exercise of $3.8 million, advance from customers of $54.4 million and the withdrawal of the long-term bank loans of $73.2 million in the nine months of 2020.

Restricted Cash

Restricted cash increased by $2.0 million as of September 30, 2020. No restricted cash existed at the end of 2019. The increase mainly included $1.2 million security cash deposit and $0.8 million cash deposit for a bank loan granted. The security cash deposit was due to the guarantee provided by the Company for the bank loan of some of our long-term rental customers, which will be gradually released from the bank according to the repayment progress of such customers. We expect that there will be no significant risk to the deposits.

Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables decreased by $2.7 million from $9.3 million as of December 31, 2019 to $6.6 million as of September 30, 2020. The decline was mainly due to the decrease of $1.1 million in other current assets, $0.1 million in interest receivable, $0.2 million in other receivables and $1.4 million in prepayments.

Real Estate Properties under Development, Net

Real estate properties under development increased by $133.5 million from $251.7 million as of December 31, 2019 to $385.2 million as of September 30, 2020. The increase consisted of $9.6 million for the construction of Nam Tai Inno Park, $14.3 million for the construction of Nam Tai Technology Center, and $109.5 million for the land price and construction of Nam Tai • Longxi.

Assets Held for Lease, Net

Assets held for lease increased by $30.4 million as of September 30, 2020, which was mainly due to the transfer of Towers 1, 6 and 7 of Nam Tai Inno Park from real estate properties under development in the third quarter of 2020.

Right of Use Assets

Right of use assets increased by $5.5 million from $4.1 million as of December 31, 2019 to $9.6 million as of September 30, 2020. The increase was mainly due to the recognition of right of use assets of $5.8 million for Nam Tai • U-Creative Space (Lujiazui). In addition, the recognition of right of use assets for Nam Tai • Tang Xi Technology Park and Hong Kong office decreased by a total of $0.3 million, in accordance with Accounting Standards Codification (“ASC”) 842 Leases which became effective on January 1, 2019.

Deferred Income Tax Assets

Deferred income tax assets increased by $1.3 million from $2.0 million as of December 31, 2019 to $3.3 million as of September 30, 2020. The increase was mainly due to the loss of $3.9 million incurred during the construction of Nam Tai Technology Center in the nine months of 2020, which was expected to be utilized in the next five years.

Accounts Payable

Accounts payable increased by $15.9 million from $36.7 million as of December 31, 2019 to $52.6 million as of September 30, 2020. The increase mainly consisted of the increase of project payables for Nam Tai Technology Center of $3.0 million and the increase of project payables for Nam Tai Inno Park of $8.1 million.

Advance from Customers

Advance from customers increased by $54.4 million from $67.6 million as of December 31, 2019 to $122.0 million as of September 30, 2020. The increase was mainly attributed to $53.7 million in prepaid rent received from customers of Nam Tai Inno Park.

Lease Liabilities

Lease liabilities increased by $5.7 million from $4.2 million as of December 31, 2019 to $9.9 million as of September 30, 2020. The increase was mainly due to the recognition of lease liabilities of $6.0 million for Nam Tai • U-Creative Space (Lujiazui). In addition, the recognition of lease liabilities for Nam Tai • Tang Xi Technology Park and Hong Kong office decreased by a total of $0.3 million in accordance with ASC 842 Leases.

Long-term Bank Loans

Long-term bank loans increased by $37.3 million from $95.9 million as of December 31, 2019 to $133.2 million as of September 30, 2020. As of September 30, 2020, the balance of long-term bank loan mainly included the borrowings of $6.7 million from Bank of Beijing, $106.9 million from Bank of China, $15.7 million from Xiamen International Bank, and $3.9 million from Industrial Bank (China). The increase was mainly due to the withdrawal of $106.9 million from Bank of China and $15.7 million from Xiamen International Bank. In the third quarter of 2020, the Company repaid bank borrowings amounted to $30.4 million. The total repayment in the nine months of 2020 amounted to $38.5 million.

Liquidity and Capital Resources

As of September 30, 2020, the Company had total cash and cash equivalents and short-term investments of $72.1 million. As of December 31, 2019, the Company had total cash and cash equivalents and short-term investments of $132.4 million.

According to our project investment plan, the capital expenditure for the fourth quarter of 2020 is estimated to be $49.2 million. By the end of 2020, our capital expenditure in the year is estimated to reach $207.8 million.

Please refer to the Company’s Condensed Consolidated Statements of Comprehensive Income for the periods ended September 30, 2020 and 2019 for further details. The information contained herein has also been published on the Company’s website at https://www.namtai.com/quarterly/index.html.

BUSINESS OVERVIEW

Progress of Leasing and Business Invitation

As of September 30, 2020, we had leasable area of approximately 365,000 square meters, of which around 85% was located in Shenzhen and around 15% was located in Wuxi and Shanghai. As of September 30, 2020, the occupancy rate of our Shenzhen projects, including pre-leasing areas, was approximately 38%, and the occupancy rate of Wuxi and Shanghai projects was approximately 97%. The occupancy rate of Nam Tai Inno Park was 31% with an increase of eight percentage points from the quarter ended June 30, 2020.

Projects	Leasable Area as of September 30, 2020	Occupancy Rate
Shenzhen	310,193	38%
Nam Tai Inno Park	264,337	31%
Nam Tai Inno Valley	38,270	83%
Nam Tai • Tang Xi Technology Park	7,586	72%
Wuxi & Shanghai	54,809	97%
Wuxi facilities	50,828	100%
Nam Tai • U-Creative Space (Lujiazui)	3,981	54%
Total	365,002	47%

On September 10, 2020, the Company launched the grand opening of Nam Tai Inno Park as a part of the “Tech Empowerment • Greater Bay Area” – Technology and Industry Development Summit held at Guangming Community Sports Center. The opening of the Park marked the first project launched to the market in Nam Tai’s portfolio and highlighted the progress the Company was making towards its strategy to be a leading operator of technology parks. At the event, Nam Tai hosted a ceremony with corporate tenants and business partners, including Taihang Automobiles, Mornsun Electronics, Yihong Technology, as well as Harbin Institute of Technology (Shenzhen) and Cowin Capital, among others.

Project Construction and Development Progress

•

For Nam Tai Inno Park, as of September 30, 2020, the units in the Tower 1 were delivered to tenants, and the construction of Towers 6 and 7 was completed and they are ready to use. In the third quarter of 2020, we attracted 16 corporate tenants. We will continue to deliver units to our tenants in the fourth quarter of 2020 and 2021.

•

For Nam Tai Technology Center, the main structures of the basements of Towers A and C were completed as of September 30, 2020. Meanwhile, the basement levels of Towers B and D are still under decoration and construction. Currently, we have not yet met the conditions for obtaining the pre-sale permit.

•

For Nam Tai Inno Valley, the occupancy rate is 83% and 52% of tenants are from high-end and general equipment manufacturing industries as at September 30, 2020. The urban renewal project is still in the application status and we will disclose the information about the progress of the urban renewal applications in due course.

•	As of September 30, 2020, we had managed to obtain the foundation work construction permit for Nam Tai • Longxi project. At present, the construction team is conducting piling and shoring work.

Industrial Operation Progress

•

Together with Shenzhen Branch of China Mobile Group Guangdong Co., Ltd., the Company established the China Mobile 5G Innovation Center in Nam Tai Inno Park, providing 5G innovation research public services, artificial intelligence, research and development of 5G, detection and inspection, along with transfer of technological results and other services for enterprises in the park. Besides, the Company and Shenzhen Integrated Circuit Association established Integrated Circuit Industry Base and Integrated Circuit Industry Public Service Platform, providing public design platform for the integrated circuit industry, public test service platform, talent training and other types of services, which is conducive to improving the industrial agglomeration of the park and enriching the industrial development.

•

In August 2020, we held the fourth Guangming District Innovation and Entrepreneurship Sub-Contest 2020 in Nam Tai Inno Park, which was hosted by the Science and Technological Innovation Bureau of Guangming District in Shenzhen and guided by the Shenzhen Science and Technology Innovation Committee and the People's Government of Guangming District in Shenzhen. It received the supports of a numbers of innovative enterprises in Guangming District.

•

In the third quarter of 2020, we held numerous industrial operation activities, including two special exchange activities. The themes of the industrial activities included: Future Insights on Guangming District -- AI Technology Application Salon and Nam Tai Group x Big Data and AI Industry Alliance -- "Visiting AI Unicorn SenseTime”, etc. These activities demonstrated the service and resource advantages of Nam Tai Inno Park and strengthened Nam Tai’s industrial operation services.

Awards and Recognitions

•

In August 2020, Towers A, B and C of Nam Tai Technology Center received Gold precertification under the Leadership in Energy and Environmental Design (LEED) v4 Building Design and Construction: Core and Shell Development (CS) rating system. This precertification is an endorsement of the Company’s commitment to high-performance green buildings and an acknowledgement of the progress we have made on this key development project.

•

On August 8, 2020, the “20th Annual Conference of the Boao•21st Century Real Estate Forum”, initiated by 21st Century Business Herald and co-organized by China Real Estate Chamber of Commerce and Elite Habitat Development Foundation, was concluded in Shanghai, Nam Tai was honored to receive the “Industrial Real Estate Model Enterprise of 2020” award for its comprehensive capacities and brand influence.

•

On August 17, 2020, China Real Estate Information Corp. (“CRIC”) announced top lists of eight categories of properties, which included residential buildings, properties, commercial buildings, offices, long-term rental properties, hotels and landmarks. With highly adaptable operational model and high quality operational services, Nam Tai was awarded the “Top 20 2020 Guangdong-Hong Kong-Macau Greater Bay Area Excellent Industrial Park Operator.”

Policy Update

This year marks the 40th anniversary of the establishment of the Shenzhen Special Economic Zone. In terms of policy development, the General Office of the Communist Party of China Central Committee and the General Office of the State Council issued the “Implementation Plan for Comprehensive Reform to Build Shenzhen Demonstration Pilot Area of Socialism with Chinese Characteristics (2020-2025) (the “Implementation Plan”) on October 11, 2020. Major reform measures are expected to be taken in the spheres of market-based allocation of production factors, business environment optimization, and the utilization of urban space, while a list specifying the first batch of authorized matters shall be formulated and implemented.

On August 18, 2020, Shenzhen Metro Line 6 was officially put into operation. Commencing from the Science Museum Station, Shenzhen Metro Line 6 passes through Futian District, Luohu District, Guangming District and Bao’an District. As an express line in Central and Western Shenzhen, the opening of Line 6 will promote the development of Guangming District, boost the improvement of urban spacing, and strengthen the connection with Dongguan and other surrounding cities. Nam Tai Inno Park is only about 1.2 kilometers away from Changzhen station and 1.7 kilometers away from Fenghuangcheng station of Line 6. With Line 6, the project can be conveniently connected to the central areas in Shenzhen such as Futian Central Business District (“CBD”) and Nanshan CBD. The vigorous construction and development of the Guangming Science City in Shenzhen is also boosting the prospects of the Company’s technology parks in the nearby areas.

RISKS RELATED TO OUR BUSINESS

Legal Proceedings

In October 2020, IsZo Capital LP (“Claimant”) commenced legal proceedings against us and other parties in the High Court of Justice of the British Virgin Islands of the Eastern Caribbean Supreme Court. The claims contested, among other things, that the private placement previously announced by us on October 5, 2020 was invalid and should be set aside, and the Claimant also seeks to require us hold a special meeting regarding the election of directors. In an order made ex parte, without notice to us, the Court granted the Claimant’s request for a preliminary injunction enjoining us from taking certain corporate actions pending additional hearings to be held before the Court. In a Court hearing subsequent to the order, we have provided undertakings to the Court that we will continue the preservation of the position until the Court has the opportunity to consider additional details and evidence related to the claims. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuit, if it proceeds. We anticipate that we will continue to be a target for lawsuits in the future. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

For more details on the risks related to our business, please refer to “Item 3-Key Information -D Risk Factors-Risks Related to Our Business” on our 2019 annual report included in the Form 20-F.

OPERATING RESULTS

As of September 30, 2020
(By Floor Area)	(in square meter)
Project Completed	44,180
Project Under Development	592,387
Project For Future Development	170,200
Total	806,767

Project Portfolio - As of September 30, 2020

	Project	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai Inno Valley	Nam Tai • Longxi
	City	Shenzhen	Shenzhen	Shenzhen	Dongguan
	Type(a)	Office and Dormitory	Office and Dormitory	Office and Dormitory	Residential and Commercial Property
	Site Area (sq.m.)	103,739	22,364	22,367	33,763
	Capacity GFA	265,139	139,746	N/A	84,408
	Total GFA (sq.m.)	331,701	194,595	170,200(b)	110,271(c)
Total GFA	Completed(d)	44,180(e)	-	-	-
	Under Development (sq.m.)	287,521	194,595	-	110,271(c)
	Future Development (sq. m.)	-	-	170,200(b)	-
	Interest Attributable To Us	100%	100%	100%	100%
	Address	Fenghuang Community, Guangming District, Shenzhen	Namtai Road, Baoan District, Shenzhen		Dongtai Village, Machong Town, Dongguan

Notes:

(a)	The types of our projects are based on our development plans or certificates issued by the relevant authority subject to adjustment upon its final approval.
(b)

The gross floor area is based on the assumption that we will receive M-0 zoning approval for the entire Inno Valley site prior to its redevelopment. If we do not receive the M-0 zoning approval, we will be required to develop Inno Valley under the M-1 zoning requirements. In that case, appropriate adjustments to our plan will have to be made. The existing gross floor area of Inno Valley is 41,927 square meters. According to "Shenzhen Industrial Block Range Line Management Measures", the location of Nam Tai Inno Valley is within the designated industrial block range, of which the government strictly controls the proportion of M-0 zoning on industrial land. Therefore, the proportion of M-0 zoning, floor area ratio and construction area of Inno Valley are subject to the final approval of the government which is uncertain at this time. We cannot guarantee that we will be able to develop Inno Valley according to the floor area currently disclosed.

(c)	The figures are subject to adjustment upon the final approval of the relevant authority.
(d)	Properties completed mean that after the registration of completion acceptance, the constructions of the properties are completed and the internal acceptance criteria are met.
(e)	As of September 30, 2020, the construction of Towers 1, 6 and 7 of Nam Tai Inno Park was completed.

Properties Under Development

The table below sets forth certain information of our property projects under development as of September 30, 2020, comprising properties under development with the land use right certificate and construction permits obtained but the construction work was still in progress.

Project	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai • Longxi
City	Shenzhen	Shenzhen	Dongguan
(Estimated) Total GFA (sq. m.)	331,701	194,595	110,271
(Estimated) Leasable GFA (sq. m.)	264,337	-	-
(Estimated) Saleable GFA (sq. m.)	-	130,166	64,408(a)
Commencement of Construction	May 2017	December 2018	July 2020
Status of Pre-sale Permit	Not eligible	To be obtained	To be obtained
Estimated Completion Time	2020 Q4	2022 Q1	2022
Interest Attributable to Us	100%	100%	100%

Notes:

(a)	Excluding parking space and construction area that needs to be handed over to the local government free of charge. The final floor area is subject to the approval of the government.

Properties for Future Development

The table below sets forth certain information of our property projects held for future development as of September 30, 2020, comprising properties for which we have obtained the land use right certificate while the construction commencement permit has not yet been obtained.

Project	Nam Tai Inno Valley
City	Shenzhen
Estimated Total GFA(1) (sq. m.)	170,200
Estimated Completion Time	2025

Note:

(1)	The figures are subject to adjustment upon the final approval of the relevant authority.

Projects for Operation and Management

The table below sets forth certain information of our projects leased from third parties for operation and management as of September 30, 2020.

	Project	Location	Contracted Floor Area (sq. m.)	Operation Model
1	Nam Tai • Tang Xi Technology Park	Shenzhen	7,586	Tenant Recruitment and Operation
2	Nam Tai • U-Creative Space (Lujiazui)	Shanghai	3,981	Tenant Recruitment and Operation

The information contained in, or that can be accessed through, the website mentioned in this announcement does not form part of the announcement.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

SCHEDULE FOR RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2020

Announcements of Financial Results

Quarter	Date of release
Q1 2020	April 27, 2020 (Monday)
Q2 2020	July 24, 2020 (Friday)
Q3 2020	October 30, 2020 (Friday)
Q4 2020	February 1, 2021 (Monday)

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area (“Greater Bay Area”) and Wuxi, China, of which the three plots of land in Shenzhen will be developed into the technology parks of Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark projects in the region, and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the park tenants. Based on the experience of developing and operating technology parks, and the industrial relationship network accumulated over the past 40 years, we have also exported the operation mode of technology parks to other industrial properties using the asset-light model to rent industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we will actively seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”). Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for our press releases and financial results.

CONTACTS

Media and Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(In Thousands of US dollars except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue (1)	1,067	788	2,609	2,126
Cost of revenue	(826)	(324)	(2,126)	(884)
Gross profit	$241	$464	$483	$1,242
Expenses
General and administrative expenses	(3,808)	(2,727)	(9,356)	(8,493)
Selling and marketing expenses	(2,208)	(3,752)	(5,113)	(5,388)
	$(6,016)	$(6,479)	$(14,469)	$(13,881)
Net loss from operations	$(5,775)	$(6,015)	$(13,986)	$(12,639)
Other expense, net (2)	43	(802)	(16)	(820)
Interest income	273	487	1,052	1,986
Loss before income tax	$(5,459)	$(6,330)	$(12,950)	$(11,473)
Deferred income tax credit	609	—	1,140	—
Consolidated net loss	$(4,850)	$(6,330)	$(11,810)	$(11,473)
Other comprehensive income (loss) (3)	6,607	(4,289)	4,113	(4,248)
Functional currency translation adjustment	6,607	(4,289)	4,113	(4,248)
Consolidated comprehensive income (loss)	$1,757	$(10,619)	$(7,697)	$(15,721)
Loss Per Share
Basic	$(0.12)	$(0.17)	$(0.30)	$(0.30)
Diluted	$(0.12)	$(0.17)	$(0.30)	$(0.30)
Weighted average number of shares (’000)
Basic	39,072	38,342	38,950	38,246
Diluted	39,072	38,342	38,950	38,246

Notes:

(1)	Inno Valley has been open for leasing since July 2018. The property at Wuxi has been rented to a third party lessee with a term of 12 years ending in October 2030.
(2)	Other expense, net, includes an exchange loss of $0.02 million and $0.9 million for the three months ended September 30, 2020 and 2019 respectively.
(3)	Other comprehensive loss was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2020 AND SEPTEMBER 30, 2019

(In Thousands of US dollars)

	September 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents(1)	72,075	130,218
Restricted cash	1,975	—
Short-term investments(1)	—	2,166
Rental deposits	156	—
Accounts receivable	1,134	1,032
Real estate properties under development, net(2)	109,470	—
Prepaid expenses and other receivables	6,600	9,338
Total current assets	$191,410	$142,754
Rental deposits	275	243
Real estate properties under development, net(2)	275,757	251, 685
Property, plant and equipment, net	25,779	25,950
Assets held for lease, net	30,375	—
Right of use assets	9,580	4,078
Deferred income tax assets	3,292	2,011
Prepaid expenses	—	3,598
Other assets	93	91
Total assets	$536,561	$430,410
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loan	1,401	1,410
Current portion of long-term bank loans	6,639	2,081
Accounts payable	52,573	36,676
Rental deposits from customers	887	343
Accrued expenses and other payables	4,517	5,699
Advance from customers	122,012	67,642
Current portion of lease liabilities	1,088	529
Total current liabilities	$189,117	$114,380
Long-term bank loans	126,565	93,861
Rental deposits from customers	264	178
Financing lease payable	20	13
Other payables	—	3,598
Noncurrent portion of lease liabilities	8,834	3,642
Total liabilities	$324,800	$215,672
EQUITY
Shareholders’ equity:
Common shares	392	386
Additional paid-in capital	265,009	260,295
Accumulated losses	(38,330)	(26,520)
Accumulated other comprehensive loss(3)	(15,310)	(19,423)
Total shareholders’ equity	$211,761	$214,738
Total liabilities and shareholders’ equity	$536,561	$430,410

Notes:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased would qualify under such definition.

(2)	Capitalization on project investment was $14.6 million for the third quarter of 2020 and accumulated project investment was $385.2 million as of September 30, 2020.
(3)	Accumulated other comprehensive loss represented conversion differences in foreign currency statements.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(In Thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net loss	$(4,850)	$(6,330)	$(11,810)	$(11,473)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization	526	350	1,303	1,136
Amortization of right of use assets	455	—	1,307	—
Gain on disposal of property, plant and equipment	—	—	—	(15)
Share-based compensation expenses	(372)	147	730	395
Unrealized exchange gain	16	916	(12)	992
Deferred income tax credit	(766)	—	(1,281)	—
Changes in assets and liabilities:
Increase in accounts receivable	(96)	(171)	(102)	(570)
Decrease (increase) in prepaid expenses and other receivables	(3,504)	599	2,738	(43)
Increase in deposit	(10)	—	(188)	—
Increase in property under development	(5,045)	—	(107,857)	—
Increase (decrease) in accrued expenses and other payables	3,482	1,655	(2,003)	1,312
Decrease in accounts payable	825	—	239	—
Decrease in lease liabilities	(248)	—	(1,099)	—
Increase in advance from customers	26,128	34,194	54,370	55,293
Increase in rental deposits from customers	503	40	973	526
Increase in financing lease payable	7	—	7	—
Total adjustments	$21,901	$37,730	$(50,875)	$59,026
Net cash provided by (used in) operating activities	$17,051	$31,400	$(62,685)	$47,553
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for real estate properties under development	(29,315)	(67,869)	(40,860)	(95,216)
Purchase of property, plant & equipment	(280)	(184)	(677)	(576)
Proceeds from disposal of property, plant and equipment	—	—	—	68
Redemption of marketable securities	—	—	—	7,580
Decrease in short-term investments	—	1,723	2,166	39,372
Net cash used in investing activities	$(29,595)	$(66,330)	$(39,371)	$(48,772)
CASH FLOWS FROM FINANCING ACTIVITIES
Interest paid	—	(41)	—	(41)
Repayment for bank loan	(30,362)	—	(38,497)	—
Proceeds from bank loan	34,971	7,072	73,245	7,072
Proceeds from shares issued for option exercise	1,744	1,293	3,793	1,453
Net cash provided by financing activities	$6,353	$8,324	$38,541	$8,484
Net (decrease) increase in cash, cash equivalents and restricted cash	$(6,191)	$(26,606)	$(63,515)	$7,265
Cash, cash equivalents and restricted cash at beginning of period	69,225	96,259	130,218	62,919
Effect of exchange rate changes on cash, cash equivalents and restricted cash	11,016	(2,729)	7,347	(3,260)
Cash, cash equivalents and restricted cash at end of period	$74,050	$66,924	$74,050	$66,924
SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	$72,075	$66,924	$72,075	$66,924
Restricted cash	$1,975	$—	$1,975	$—

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2019, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2020.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive income was $1.8 million for the third quarter ended September 30, 2020, and the consolidated comprehensive loss was $10.6 million for the third quarter ended September 30, 2019, and was $7.7 million and $15.7 million for the nine months ended September 30, 2020 and 2019, respectively.

4.	A summary of the operating income, other (expenses) income, net loss from operations and long-lived assets by geographical areas is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
OPERATING INCOME WITHIN:
-PRC, excluding Hong Kong	$1,067	$788	$2,609	$2,126
OTHER (EXPENSES) INCOME, NET:
- Gain (loss) on exchange difference	$(16)	$(916)	$12	$(992)
- Others	59	114	(28)	172
Total other (expenses) income, net	$43	$(802)	$(16)	$(820)
NET LOSS FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(2,970)	$(4,606)	$(7,243)	$(7,959)
- Hong Kong	(1,880)	(1,724)	(4,567)	(3,514)
Total net loss	$(4,850)	$(6,330)	$(11,810)	$(11,473)

	September 30, 2020	December 31, 2019
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$385,227	$251,685
- Property, plant and equipment in PRC, excluding Hong Kong	25,563	25,624
- Hong Kong	216	326
- Assets held for lease in PRC, excluding Hong Kong	30,375	—
- Right of use assets in PRC, excluding Hong Kong	9,319	3,597
- Hong Kong	261	481
Total long-lived assets	$450,961	$281,713